Exhibit 99.1

Li Auto Inc. January 2024 Delivery Update

February 1, 2024

BEIJING, China, February 1, 2024 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that the Company delivered 31,165 vehicles in January 2024, up 105.8% year over year. The cumulative deliveries of Li Auto vehicles reached 664,529 as of the end of January 2024.

“Riding on the success of three SUV models, in 2023, we not only claimed the best-selling brand among SUVs priced above RMB300,000 but also secured the top-seller position in the RMB300,000 and higher NEV market in China,” commented Xiang Li, chairman and chief executive officer of Li Auto. “2024 will be an unprecedented year of growth for us, and we will establish a portfolio of eight competitive models, including four EREVs and four BEVs, to satisfy the evolving demands of our family users. Our 2024 launches will kick off in March with the official release and commencement of deliveries of our high-tech flagship family MPV, Li MEGA, alongside the rollout of the 2024 Li L7, Li L8, and Li L9. Furthermore, we will continue to increase our investment in research and development and elevate our technical capabilities in autonomous driving, smart space, and smart electrification. A comprehensive upgrade of our sales and servicing network is also underway, with an aim of establishing 800 retail stores and over 500 Li Auto-authorized body and paint shops by the end of 2024. Reinforced by our diverse product lineup, together with the strength of our products and enhanced synergies across our production, supply chain, and sales and servicing network, we will challenge ourselves with a target of new high of 800,000 annual deliveries and a goal towards the best-selling premium auto brand in China.

“Our super charging network is progressing smoothly. All our over 330 super charging stations will be open during the Chinese New Year holiday from February 9 to February 17. Throughout this period, we are pleased to completely waive electricity and charging service fees for Li Auto users at these super charging stations. We hope this helps ensure a convenient and carefree journey for our users, allowing them to fully relish the joyous moments of family reunion.”

As of January 31, 2024, the Company had 474 retail stores in 142 cities, as well as 360 servicing centers and Li Auto-authorized body and paint shops operating in 209 cities.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, and Li L8, a six-seat premium family SUV, as well as Li L7, a five-seat flagship family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

+86-10-6508-0677

Email: Li@tpg-ir.com